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                                                                   Exhibit 99.6
[GM LOGO]
                                                                         , 2000

Dear $1 2/3 Par Value Stockholder,

   I am pleased to announce that General Motors Corporation is commencing a voluntary exchange offer in which you will have an opportunity to receive shares of Class H common stock in exchange for each share of $1 2/3 par value common stock which you validly tender in the exchange offer, up to an
aggregate of      shares of $1 2/3 par value common stock. Class H common
stock is a "tracking stock" of GM designed to provide holders with financial returns based on the financial performance of Hughes Electronics Corporation, which is a wholly-owned subsidiary of GM. The exchange offer is an important element of our overall plan to restructure GM's economic interest in Hughes in order to realize some of the economic value arising from GM's ownership of Hughes. The exchange offer will provide you with an opportunity to increase, in a tax-efficient manner, your interest in the financial performance of Hughes by exchanging your shares of $1 2/3 par value common stock for shares of Class H common stock.

   If more than     shares of $1 2/3 par value common stock are validly
tendered for exchange in the exchange offer, we will accept shares for exchange on a pro rata basis, except that any holder with less than 100 shares of $1 2/3 par value common stock who validly tenders all such shares will
generally not be subject to proration. If less than     shares of $1 2/3 par
value common stock are tendered in exchange for shares of Class H common stock in the exchange offer, we may choose not to complete the exchange offer. In such event, we may choose to reevaluate our current plan with respect to realizing some of the economic value arising from our ownership of Hughes.

   The terms and conditions of the exchange offer are contained in the enclosed Offering Circular-Prospectus and the Letter of Transmittal and the related instructions. We have included a "Questions and Answers" section in the Offering Circular-Prospectus that responds to many of the commonly asked questions about the exchange offer. We encourage you to read the enclosed material carefully before making any decisions with respect to the exchange offer.

   Neither GM nor the board of directors of GM makes any recommendation as to whether or not you should tender any shares of $1 2/3 par value common stock in the exchange offer. You must make your own decision whether to tender such shares and, if so, how many shares to tender. This exchange offer will expire,
unless extended by GM, at 12:00 midnight, New York City time, on        ,
2000.

   GM has retained the services of Morrow & Co., Inc. as Information Agent to assist stockholders in connection with the exchange offer. If you have any questions concerning the exchange offer and how to participate, or if you need additional documents, please call Morrow at (877) 816-5329 (toll free) in the United States or at (212) 754-8000 (collect) elsewhere.

   I thank you for your continuing support of our corporation.

                                          Sincerely,

                                                /s/ John F. Smith, Jr.

                                                John F. Smith, Jr.
                                                Chairman of the Board of
                                                Directors and
                                                Chief Executive Officer